Aerkomm, Inc.

923 Incline Way #39

Incline Village, NV 89451

August 29, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Larry Spirgel, Celeste Murphy, Gregory Dundas, Jamie Kessel

Re:	Aerkomm, Inc. Registration Statement on Form S-1 Filed June 27, 2017 File No. 333-218995

Dear Mr. Spirgel:

We hereby submit the responses of Aerkomm, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 24, 2017, providing the Staff’s comments with respect to the above-referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us,” “Aerkomm” and “our” refer to the Company on a consolidated basis.

General

1.	Please describe which subsidiaries are responsible for which part of developing your core business. You should explain your holding company status in this discussion.

Response: We plan to file Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 will include a discussion that describes which subsidiaries are responsible for developing our core business and our holding company status.

2.	Please revise to clarify whenever entities discussed are related parties. We note, for example, that Klingon Aerospace is listed as a related party in note 10 to the financial statements.

Response: We have revised Amendment No. 1 to clarify which named entities are related parties and to remove references to certain parties that were incorrectly named in note 10 to the financial statements as related parties. Certain balance sheet entries in the Company’s financial statements have also been reclassified to reflect the updated related party information.

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Risk Factors

Risks Related to Our Business, page 7

3.	Prominently disclose that your core business is in the development stage.

Response: We have prominently disclosed in Amendment No. 1 that our core business is in the development stage.

4.

Prominently disclose your supplier’s failure to deliver a key component of the IFEC system and that you cannot be sure when you will be able to obtain the IFEC equipment to implement your business plan.

Response: We have disclosed in Amendment No. 1 our supplier’s failure to deliver a key component of the IFEC system and that we cannot be sure when we will be able to obtain the IFEC equipment to implement our business plan.

We face limitations on our ability to grow our operations, page 13

5.	Please revise to clarify your references to your “current state of growth” in light of the fact that you have not yet begun operations.

Response: We have revised the risk factor at issue to clarify references to our “current state of growth” in light of the fact that we have not begun making any sales to customers.

We may not be successful in our efforts to develop. . . , page 14

6.

We note your references to “new products and services that are currently in development.” Please revise to discuss these products and services in your Business discussion and clarify at what stage they are currently.

Response: We have revised our Business discussion to clarify the stage of development of “new products and services” that are currently in development.

Our promoter, Daniel Shih, would be considered a “bad actor” . . . , page 18

7.	Please revise to disclose specifically the nature and extent of Daniel Shih’s involvement with the company as a promoter.

Response: We have clarified in Amendment No. 1 that Daniel Shih is a promoter as defined in Rule 405 of the Securities Act of 1933 because he is a founder of the Company and is an owner of more than 10% of the Company.

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8.	Please clarify the meaning of the phrase “irregular trading of shares.” Disclose Daniel Shih’s relationships, if any, to Kitai Construction and Development. In addition, disclose the reason for the second trial being requested and the charges filed against Daniel Shih in that trial.

Response: We have revised Amendment No. 1 to clarify the exact nature of the Kitai court case against Mr. Shih including court findings and background to the action. The second trial was requested in order to give Mr. Shih a second opportunity, as is permitted under Taiwanese law, to present his case. The second trial also stayed the sentence resulting from the first trial.

Management’s Discussion and Analysis

Overview, page 28

9.	Please revise to clarify that total sales for 2015 were non-recurring sales of equipment to related parties.

Response: We have clarified in Amendment No. 1 that total sales for 2015 were non-recurring sales of equipment to related parties.

Business, page 37

10.

You state on page 10 that you plan to launch your services in Asia. Please clarify in which countries you intend to offer your services, and your expected timing with respect to expanding beyond those initial countries.

Response: We have clarified in Amendment No. 1 that we intend to launch our services initially in 2018, in China or Southeast Asia.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (877) 742-3094 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Sincerely,

Aerkomm, Inc.

	By:	/s/ Tristan Kuo
Tristan Kuo
Chief Financial Officer

cc: Louis A. Bevilacqua, Esq.

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